UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number 000-28508

Flamel Technologies S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                         No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Index

FLAMEL TECHNOLOGIES S.A.

1

FLAMEL TECHNOLOGIES S.A.

PART 1. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements – Unaudited

Condensed Consolidated Statement of Operations

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	Three months ended March 31,
	2011	2012
Revenue:
License and research revenue	$3,214	$2,110
Product sales and services	1,624	3,378
Other revenues	1,926	1,872
Total revenue	6,764	7,360
Costs and expenses:
Cost of goods and services sold	(1,371)	(1,318)
Research and development	(7,758)	(5,985)
Selling, general and administrative	(2,526)	(5,183)
Remeasurement of acquisition liabilities	-	5,080
Total	(11,655)	(7,406)

Profit (loss) from operations	(4,891)	(46)

Interest income net	128	166
Foreign exchange gain (loss)	(240)	(133)
Other income (loss)	99	67

Income (loss) before income taxes	(4,904)	54
Income tax	(23)	(42)
Net income (loss)	$(4,927)	$12

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.20)	$0.00
Diluted earnings (loss) per share	$(0.20)	$0.00

Weighted average number of shares outstanding (in thousands) :

Basic	24,646	25,012
Diluted	24,646	25,012

See notes to condensed consolidated financial statements

2

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Balance Sheet

(Unaudited)

(Amounts in thousands of dollars, except share data)

	December 31, 2011	March 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$3,456	$4,348
Marketable securities	21,035	18,376
Accounts receivable	7,765	5,580
Inventory	1,675	1,903
Research and development tax credit receivable short term	79	-
Prepaid expenses and other current assets	2,642	2,397
Total current assets	36,652	32,604

Goodwill, net	-	20,461
Property and equipment, net	19,383	19,645
Intangible assets	-	49,250
Other assets:
Research and development tax credit receivable long term	13,203	15,276
Other long-term assets	164	175
Total other assets	$13,367	$15,451
Total assets	$69,402	$137,411
LIABILITIES
Current liabilities:
Current portion of long-term debt	2,026	2,092
Current portion of capital lease obligations	97	88
Accounts payable	3,920	4,675
Current portion of deferred revenue	2,836	2,980
Advances from customers	1,962	408
Accrued expenses	5,478	5,098
Other current liabilities	1,995	1,835
Total current liabilities	18,314	17,176

Long-term debt, less current portion	1,689	47,763
Capital lease obligations, less current portion	251	240
Deferred revenue, less current portion	1,531	1,498
Deferred tax liabilities	-	20,859
Other long-term liabilities	17,823	17,890
Total long-term liabilities	21,294	88,250

Commitments and contingencies:	-	-

Shareholders' equity:
Ordinary shares: 24,962,250 issued and outstanding at December 31, 2011 and 25,157,250, at March 31, 2012 (shares authorised 29,745,490) at nominal value of 0.122 euro	3,641	3,673
Additional paid-in capital	205,489	206,757
Accumulated deficit	(189,393)	(189,381)
Accumulated other comprehensive income (loss)	10,057	10,936

Total shareholders' equity	29,794	31,985
Total liabilities and shareholders' equity	$69,402	$137,411

See notes to condensed consolidated financial statements

3

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Three months ended March 31,
	2011	2012

Cash flows from operating activities:
Net income (loss)	$(4,927)	$12
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,028	708
Loss (gain) on disposal of property and equipment	(11)	(67)
Gains on sales of marketable securities	(12)	(4)
Grants recognized in other income and income from operations	(50)	(397)
Remeasurement of acquisition liabilities	-	(5,080)
Stock compensation expense	519	685
Increase (decrease) in cash from:
Accounts receivable	535	2,735
Inventory	60	(133)
Prepaid expenses and other current assets	1,025	702
Research and development tax credit receivable	347	(1,537)
Accounts payable	(463)	373
Deferred revenue	(886)	(1,617)
Accrued expenses	(1,283)	(677)
Other current liabilities	163	24
Other long-term assets and liabilities	(375)	(312)
Net cash provided by (used in) operating activities	(4,330)	(4,585)

Cash flows from investing activities:
Purchases of property and equipment	(901)	(336)
Proceeds from disposal of property and equipment	11	67
Purchase of marketable securities	(3,689)	(339)
Proceeds from sales of marketable securities	7,985	3,618
Cash transferred on acquisition	-	1,631
Net cash provided by (used in) investing activities	3,406	4,641

Cash flows from financing activities:
Proceeds from loan or conditional grants	-	170
Reimbursment of loans or conditional grants	(1,818)	-
Principal payments on capital lease obligations	(20)	(31)
Cash proceeds from issuance of ordinary shares and warrants	-	602
Net cash provided by (used in) financing activities	(1,838)	741

Effect of exchange rate changes on cash and cash equivalents	409	95

Net increase (decrease) in cash and cash equivalents	(2,353)	892

Cash and cash equivalents, beginning of period	8,184	3,456

Cash and cash equivalents, end of period	$5,831	$4,348

The supplemental schedule of non cash investing and financing activities is as follows

Fair value of assets acquired:	$50,927
Liabilities assumed:	$50,927

See notes to condensed consolidated financial statements

4

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)

(Amounts in thousands of dollars)

	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehen- sive Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2012	24,962,250	$3,641	$205,489	$(189,393)	$10,057	$29,794
Issuance of ordinary shares on exercise of stock -options	195,000	32	570			602
Stock-based compensation expense			698			698
Net loss				12		12
Foreign currency translation adjustment					879	879
Comprehensive loss						$891
Balance at March 31, 2012	25,157,250	$3,673	$206,757	$(189,381)	$10,936	$31,985

See notes to condensed consolidated financial statements

5

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. SUMMARY OF SIGNIFICANT accounting policies

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited, condensed, consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (or US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2012. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity as Currency Translation Adjustments.

2. ACQUISITION

Effective March 13, 2012, Flamel acquired, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC, or Éclat Pharmaceuticals, from Éclat Holdings, LLC, or Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P. Éclat Pharmaceuticals is a specialty pharmaceuticals business focused on the development, approval and commercialization of niche brands and generic pharmaceutical products. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

-	a $12 million senior, secured six-year note that is guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat;
-	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”); and
-	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals launch products and to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

6

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Flamel US issued the note pursuant to a Note Agreement among Flamel, Flamel US and Éclat Holdings dated March 13, 2012. The note is payable over six years only if certain contingencies are satisfied, namely that: (a) two or more Éclat Pharmaceuticals launch products are approved by the FDA, or (b) one Éclat Pharmaceuticals launch product is approved by the FDA and has generated $40 million or more in cumulative net sales. These contingencies are referred to as thresholds. If either Threshold is satisfied, Flamel US will pay 25% of the original principal amount due under the note on each of the third, fourth, fifth and sixth anniversaries of the date of the note. The note accrues interest at an annual rate of 7.5% (calculated on the basis of the actual number of days elapsed in each month) and is payable quarterly in arrears commencing on July 2, 2012 and on the first business day of each October, January, April and July thereafter; provided, however, that if on any such interest payment date, at least one Éclat Pharmaceuticals launch product has not been approved by the FDA, the interest payable on such date will not be payable, but will be added on such date to the outstanding principal amount of the note. Flamel must pay any interest so accrued no later than nine months after such FDA approval and, upon such payment; such outstanding principal amount of the note will be reduced by the amount thereof.

In addition to the note, two six year warrants were issued to purchase an aggregate of 3,300,000 ADSs, each representing one ordinary share, of Flamel. One warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS. .  The warrants provide that they may only be exercised for six years following the approval, for the purposes of French law, by the holders of a majority of Flamel’s ordinary shares, of the authorization and issuance of the warrants and the ordinary shares underlying the warrants and the waiver of all preferential subscription rights of holders of ordinary shares (and ADSs) with respect to the warrant and the underlying shares.  On June 22, 2012, the authorization and issuance and waiver were approved by the holders of the requisite number of ordinary shares.

The acquisition-date fair value of the consideration transferred totaled $50,927,000 which consisted of the following:

(Amounts in thousands of USD)

Note	$5,625
Warrants	12,065
Deferred consideration	33,237
Total acquisition liabilities	$50,927

The fair value of the note was estimated using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The key assumptions are as follows: 20% discount rate, 72% probability of success.

7

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The fair value of the warrants was determined by using a Black-Scholes option pricing model with the following assumptions:

Share price	$7.29
Risk-free interest rate	2.00%
Dividend yield	-
Expected volatility	56.26%
Expected term	6.0 years

The deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat Pharmaceuticals products. A discount rate of 20% has been used, except for Hycet for which a discount rate of 13% has been retained.

The transaction was accounted for as a business combination under the acquisition method of accounting and included in the consolidated unaudited financial statements for the three month period ending March 31, 2012. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed were recorded at fair value, with the remaining purchase price recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The purchase price allocation has been prepared on a preliminary basis and is subject to change as additional information becomes available concerning the fair value and tax basis of the acquired assets and liabilities. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from March 13, 2012, the acquisition date.

At March 13, 2012

(Amounts in thousands of USD)

Cash and cash equivalent	$1,631
Account receivables	350
Inventories	38
Prepaid expenses and other current assets	431
Property and equipment, net	57
Intangible assets	49,282
Goodwill	20,461
Total identifiable assets acquired	72,250

Current liabilities	(459)
Deferred Tax Liabilities	(20,858)
Long term liabilities	(6)
Total liabilities assumed	(21,323)
Net identifiable assets acquired	$72,250
Net assets acquired	$50,927

8

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Of the $49,282,000 of acquired intangible assets, $47,309,000 was allocated to in-process research and development (IPR&D) assets that were recognised at fair value on the acquisition date. The fair value was determined using an income approach, including a discount rate of 20%, applied to probability adjusted after-tax cash flows. The estimated costs to complete the IPR&D projects represents management’s best estimate of expected costs, but are subject to change based on additional information received as development activities advance. The remaining useful life has been estimated to be four years once the products in question have been approved. The remaining $1,973,000 was allocated to the acquired product license for Hycet® (3-year useful economic life). As noted earlier, the fair value of the acquired identifiable intangible assets is an estimate of the final valuations for these assets.

The difference between the purchase price and the fair value of the assets acquired and liabilities assumed of $20.5 million was allocated to goodwill. This goodwill is attributable to the remaining product opportunities identified by the acquired entity at the date of acquisition, but for which limited development had occurred and the regulatory approval process had not commenced. None of the goodwill is expected to be deductible for income tax purposes.

The deferred tax liability of $20.9 million relates to temporary differences associated primarily with the IPR&D, which are not deductible for tax purposes.

The Company recognised $635,000 of acquisition related costs that were expensed in the current period and included in SG&A expenses.

The amounts of revenues and earnings of Éclat Pharmaceuticals included in the Company’s consolidated income statement from the acquisition date to the period ending March 31, 2012 (in thousands) are as follows:

Revenue and earnings included in
the consolidated income statement
from March 13, 2012 to March 31,
2012
Revenues	$28
Net Income/(Loss)
$(402)

The following supplemental pro forma information presents Flamel’s financial results for the three month period as if the acquisition of Éclat Pharmaceuticals had occurred on January 1, 2011 (in thousands):

	Three months ended March 31,
	2011	2012
	(unaudited)
Revenues	$6,764	$7,573
Net Income/(Loss)	$(6,238)	$(512)

9

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The above unaudited pro forma information was determined based on the historical US GAAP results of Flamel and Éclat Pharmaceuticals. The unaudited pro forma consolidated results are not necessarily indicative of what the Company’s consolidated results of operations actually would have been if the acquisition was completed on January 1, 2011. The unaudited pro forma consolidated net income primarily reflects adjustment of:

i.	Elimination of $0.6 million of transaction costs, which are directly attributable to the transaction, for Flamel for the period ended March 31, 2012, and integration of these costs as if they were expensed in the period ended March 31, 2011.
ii.	Adjustment to record the estimated amortization expense for intangible asset. The amortization expense was calculated using estimated useful life of three years for the Hycet product license acquired by Éclat Pharmaceuticals in July 2011, with an estimated value of $2.0 million, considering the acquisition would have been completed on January 1, 2011. The amortization for period ended March 31, 2011 amounts to $165,000.
iii.	An adjustment to record the estimated increase in amortization expense for intangible assets for the period ended March 31, 2012. The incremental expense for the three months was $25,000.

Net income for the period ended March 31, 2012 includes an income of $5.1 million representing the remeasurement of the fair value of the acquisition liabilities as of March 31, 2012. The Company’s result of operations in future periods will be affected by the movements in the fair value of the acquisition liabilities.

3. REVENUES

3.1 License and research revenue

The Company recognised license and research revenues of $2,110,000 for the first three months of 2012. Total research and development revenues amounted to $1,639,000 and licensing fees were recognised for a total of $472,000 for the first three months of 2012.

License and research revenues include $328,000 licensing fees in accordance with the agreement signed with Merck-Serono on December 20, 2007 and the option exercised by Merck-Serono in February 2009 to license the Medusa technology.

Under the agreement signed On October 12, 2011 with Eagle Pharmaceuticals, the Company recognised research revenues of $641,000 and $11,000 in licensing fees, as amortization of the initial up-front fee, in the first three months of 2012.

The remaining license and research revenues amounting to $1,130,000 relate to agreements with undisclosed partners.

3.2 Product sales and services.

The Company recognised product sales of $3,378,000 for the first quarter of 2012 primarily in connection with the supply agreement for the manufacture of Coreg CR microparticles with GSK. Product sales and services revenues includes €650,000 (or $852,000) in connection with payments totaling €2,600,000 (or $3,700,000) received in September and November 2011 in connection with the new supply agreement signed with GSK in 2011.

10

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

3.3 Other revenues.

The Company recognised other revenues of $1,872,000 for the three-month period ended March 31, 2012 which includes royalties from the License Agreement with GSK with respect to Coreg CR.

4. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. The research tax credit is considered as a grant and is deducted from operational expenses.

For the three month period ended March 31, 2012, the credit amounted to $1,410,000 compared to $1,911,000 for the three month period ended March 31, 2011.

5. SHAREHOLDERS' EQUITY

During the three month period ended March 31, 2012, the Company issued 195,000 shares a result of exercise of stock-options.

6. STOCK COMPENSATION EXPENSE

During the three month period ended March 31, 2012, 275,000 options were granted by the Company to the new Chief Executive Officer with a vesting schedule of 100,000 after 6 months, 100,000 after 18 months and 75,000 after 30 months.

ASC 718-10-S99-1 expresses the view that “the use of a simplified method is not allowed if the Company may have sufficient historical exercise data for some of its share options grants and therefore, accepts the use of simplified method for only some grants but not all share options grants”.

The Company decided to use the simplified method to estimate the expected term of the stock-options. The Company considers that insufficient historical exercise data are available for stock-options which are granted to a limited number of beneficiaries together with few exercises over the past years; in addition, the vesting schedule and contractual terms having been changed over time. Consequently, the Company believes that prior exercise patterns would not reflect accurately future exercises.

The grant date fair value of the stock-options granted is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions.

Three months ended March 31, 2012
Risk-free interest rate	1.10%
Dividend yield	-
Expected volatility	62%
Expected term	5.7 years
Forfeiture rate	-

11

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Net income (loss) before and after stock-based compensation is as follows:

	Three months ended
(in thousands except per share data)	March 31,	March 31,
	2011	2012

Net income (loss)	$(4,927)	$12

Net income (loss) per share
Basic	$(0.20)	$0.00
Diluted	$(0.20)	$0.00

Number of shares used for computing
Basic	24,646	25,012
Diluted	24,646	25,012

Stock-based compensation (ASC 718)
Cost of products and services sold	18	14
Research and development	206	254
Selling, general and administrative	295	417
Total	519	685

Net income (loss) before stock-based compensation	(4,408)	697

Net income (loss) before stock-based compensation per share
Basic	$(0.18)	$0.03
Diluted	$(0.18)	$0.03

7. Remeasurement of Acquisition Liabilities

The following table provides a reconciliation of fair value for which the Company used Level 3 inputs:

Acquisition
Liabilities
Liability recorded upon acquisition	$(50,927)

Income	$5,080

Balance at March 31, 2012	$(45,847)

The acquisition liabilities, consisting of the note, warrants and deferred consideration, and classified as long-term debt, are measured at fair value and the income or expense may change significantly as assumptions regarding the valuations and probability of successful development and approval of products in development vary. As such the assumptions used in estimating the fair value require significant judgment and changes could materially impact the Company’s results of operation in future periods. For the period ended March 31, 2012 the income of $5.1 million represents the remeasurement of the fair value measurement of the warrants as of March 31, 2012 determined by using a Black-Scholes option pricing model with the following assumptions:

12

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Share price	$5.13
Risk-free interest rate	2.00%
Dividend yield	-
Expected volatility	56.26%
Expected term	6.0 years

As of March 31, 2012 the fair value of the Note and Deferred Consideration is comparable with the fair value at acquisition date given the short time lag between the acquisition date and period end date.

Net income (loss) before and after remeasurement of acquisition liabilities is as follows:

	Three months ended
(in thousands except per share data)	March 31,	March 31,
	2011	2012

Net income (loss)	$(4,927)	$12

Net income (loss) per share
Basic	$(0.20)	$0.00
Diluted	$(0.20)	$0.00

Number of shares used for computing
Basic	24,646	25,012
Diluted	24,646	25,012

Remeasurement of Acquisition Liabilities:
Fair Value of Warrants	-	(5,080)
Total	-	(5,080)

Net income (loss) before remeasurement of acquisition liabilities	(4,927)	(5,068)

Net income (loss) before remeasurement of acquisition liabilities per share
Basic	$(0.20)	$(0.20)
Diluted	$(0.20)	$(0.20)

13

FLAMEL TECHNOLOGIES S.A.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project,’ ‘will,’ ‘continue’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward looking statements. Factors that could cause actual results to differ from expectations include, among others, those listed in Part II, Item 1A, Risk Factors of this Form 6-K and set forth in more detail in “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2011.

RESULTS OF OPERATIONS

For the three months ended March 31, 2012, Flamel reported total revenues of $7.4 million compared to $6.8 million for the first three months of 2011, primarily as a result of the increase in product sales and services.

License and research revenues for the three months ended March 31, 2012 were $2.1 million compared to $3.2 million for the first three months of 2011.

Product sales and services, totaled $3.4 million for the three months ended March 31, 2012, compared to $1.6 million for the three months ended March 31, 2011. These revenues include €650,000 (or $852,000) of amortization relating to payments totaling €2,600,000 (or $3,700,000) received in September and November 2011 in connection with the new supply agreement signed with GSK.

Other revenues were $1.9 million for the three months ended March 31, 2012 compared to $1.9 million for the first three months of 2011. These revenues are derived primarily from the royalty on sales of Coreg CR.

Operating expenses decreased to $7.4 million during the three months ended March 31, 2012 from $11.7 million for the three months ended March 31, 2011, and includes a favorable $5.1 million non-cash adjustment based on fair-value measurement of certain liabilities associated with the acquisition of Éclat Pharmaceuticals as of March 31, 2012. Excluding this adjustment, first quarter 2012 operating expenses increased to $12.5 million due to the costs associated with the acquisition of Éclat Pharmaceuticals.

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FLAMEL TECHNOLOGIES S.A.

Costs of goods and services sold were $1.3 million in the three months ended March 31, 2012, as compared to $1.4 million in the three months ended March 31, 2011.

Research and development expenditures were $6.0 million in the three months ended March 31, 2012 compared to $7.8 million in the three months ended March 31, 2011. This decrease is due to timing year on year of the clinical and pre-clinical program and includes $0.3 million of costs on research and development activities conducted to support the recently-acquired Éclat Pharmaceuticals portfolio.

Selling, general and administrative expenses increased from $2.5 million in the three months ended March 31, 2011 to $5.2 million in the three months ended March 31, 2012. This increase is related to legal and advisory expenses related to the acquisition of Éclat Pharmaceuticals, announced on March 13, 2012, and severance costs totaling $1.4 million.

Net income for the three months ended March 31, 2012 was $12,000, compared to a net loss of $(4.9) million in the three months ended March 31, 2011. Net loss per share (basic) for the three months ended March 31, 2012 was $(0.00), compared to a net loss per share in the year-ago period of $(0.20). Net loss and loss per share (basic and diluted) for the first quarter of 2012 excluding the impact of the re-measurement of the fair value of acquisition liabilities was $(5.1) million and $(0.20), respectively.

Effective March 13, 2012, Flamel acquired, through its wholly owned subsidiary Flamel US, all of the membership interests of Éclat Pharmaceuticals from Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P. Éclat Pharmaceuticals is a specialty pharmaceuticals business focused on the development, approval and commercialization of niche brands and generic pharmaceutical products. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration primarily consisting of:

-	a $12 million senior, secured six-year note that is guaranteed by Flamel and its subsidiaries and secured by the equity interests and assets of Éclat Pharmaceuticals;
-	two warrants to purchase a total of 3,300,000 ADSs; and
-	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals launch products and to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

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FLAMEL TECHNOLOGIES S.A.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 2012, the Company had $22.7 million in cash, cash equivalents and marketable securities, compared to $24.5 million on December 31, 2011. This decrease was due primarily to the use of cash and cash equivalents to fund operations and on-going research and development activities. In recent years, we have financed our operations and research and development efforts primarily through license and research revenues, milestone payments and royalties from our collaborative partners.

We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months. Our cash needs may vary materially from our current expectations based on:

•	sales of our proprietary pipeline of products or products that incorporate our drug delivery technologies;
•	financial terms of collaborative, technology access, license or other commercial agreements we enter into;
•	results of research and development efforts;
•	changes in the focus and direction of our business strategy;
•	technological advances;
•	results of clinical testing, requirements of the US Food and Drug Administration (FDA) and comparable foreign regulatory agencies;
•	availability and terms of financing alternatives; and
•	investments in complementary businesses, products or technologies

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al. The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount. By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action. On March 27, 2008, the lead plaintiff filed an amended complaint that continued to name the Company and two previously named officers as defendants and asserted the same claims based on the same events as alleged in the initial complaint. On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.  On June 22, 2010, the lead plaintiff voluntarily agreed to dismiss the action against one of the previously named officers. On September 20, 2010, the Court granted the lead plaintiff’s withdraw and substitution motion and the parties proceeded to engage in fact discovery. On March 6, 2012, the Court issued its opinion granting the lead plaintiff’s motion for class certification, which was originally filed in October 2010 and opposed by the Company. On July 30, 2012, the Court issued an opinion denying the lead plaintiff’s motion, filed on December 15, 2011, to further amend his complaint, which motion sought to substantially revise plaintiff’s asserted basis for contending that the defendants should be found liable for the statements at issue.  In its opinion, the Court held that the proposed amended complaint failed to properly plead a viable claim.  The Company intends to vigorously defend itself in the action.

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FLAMEL TECHNOLOGIES S.A.

In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is held by the Company and associated with Coreg CR. The lawsuit was dismissed in favor of a lawsuit involving the same parties for infringement of the same patent that was lodged in the U.S. District Court for the District of Maryland in May 2011. GSK is a third party defendant in the Maryland lawsuit. The lawsuit is based on the Abbreviated New Drug Application (ANDA) filed by Lupin seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent. In August 2012, the Company concluded a settlement agreement with Lupin and the parties filed a joint stipulation of dismissal on September 11, 2012.

In September 2011, Flamel filed a lawsuit in the U.S. District Court for the District of Maryland against Anchen Pharmaceuticals, Inc., for infringement of the same patent. The lawsuit is based on the ANDA filed by Anchen seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent. In May 2012, the Company concluded an agreement whereby Anchen agrees to pay the sum of $400,000 in settlement of the claim.

Item 1A. Risk Factors

Item 3, “Key Information - Risk Factors,” of our Annual Report on Form 20-F for the year ended December 31, 2011 describes some of the risks and uncertainties associated with our business. The risk factors set forth below highlight some of these risk disclosures. Other factors may also exist that we cannot anticipate or that we currently do not consider to be significant based on information that is currently available. In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below or in our Form 20-F could have a material adverse effect on our business, financial condition and results of operations, cash flows and future results:

•	we depend on a small number of customers for the majority of the revenues related to our drug delivery technologies, and the loss of any one of these customers could reduce our revenues significantly.

•	our revenues from our drug delivery technology business primarily depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies.

•	although products that incorporate our drug delivery technologies and development products acquired from Éclat Pharmaceuticals may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons.

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FLAMEL TECHNOLOGIES S.A.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

•	we must comply with various covenants and obligations under the note agreement with Éclat Holdings, and our failure to do so could adversely affect our ability to operate our business, develop our product portfolio or pursue certain opportunities.

•	management transition to a new Chief Executive Officer may be disruptive to our business and personnel.

•	we depend upon a single site to manufacture our drug delivery products, and any interruption of operations could have a material adverse effect on our business.

•	we depend on a limited number of suppliers for certain raw materials used in our drug delivery technologies, and any failure to deliver sufficient supplies or our inability to identify and contract with another source could interrupt our production process and have a material adverse effect on our business.

•	if our competitors develop and market technologies or products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be diminished or eliminated.

•	if we cannot keep pace with the rapid technological changes in our industry, we may lose business, and our drug delivery systems could become obsolete or noncompetitive.

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage.

•	even if we and our partners obtain necessary regulatory approvals, our products and technologies may not gain market acceptance.

•	our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products.

•	third parties may claim, that our technologies, or the products in which they are used, infringe on their rights, and we may incur significant costs resolving these claims.

•	we can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

•	healthcare reform and restrictions on reimbursements may limit our financial returns.

•	fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may cause fluctuations in our financial results.

•	products that incorporate our drug delivery technologies and development products acquired from Éclat Pharmaceuticals are subject to regulatory approval. If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

•	we are subject to federal and state laws prohibiting “kickbacks” and false claims that, if violated, could subject us to substantial penalties, and any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

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FLAMEL TECHNOLOGIES S.A.

•	companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet strict regulatory requirements could adversely affect our business.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies.

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

•	we may fail to realize the anticipated benefits expected from the acquisition of Éclat Pharmaceuticals and its portfolio of pipeline products

•	if we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner.

•	our share price has been volatile and may continue to be volatile.

•	because we have limited commercial sales, investors in our shares may have difficulty evaluating our prospects.

•	if we are not profitable in the future, the value of our shares may fall.

•	our operating results may fluctuate, which may adversely affect our share price.

•	we currently do not intend to pay dividends and cannot assure shareholders that we will make dividend payments in the future.

•	our largest shareholders own a significant percentage of the share capital and voting rights of the Company through such ownership.

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FLAMEL TECHNOLOGIES S.A.

Item 5 Other Information

SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

•	a) On Friday, June 22, 2012, we held our annual shareholders’ meeting to vote on twenty proposals.
•	b) The following matters were voted upon at the annual meeting:

Proposal	Votes For	Votes Against/Abstain	Broker Non-Votes
Approval of Statutory Accounts for year ended December 31, 2011.	24 583 109	69 596	0
Allocation of results to retained earnings.	24 396 699	256 003	0
Renewal of Mrs. Catherine Bréchignac as Director.	24 293 425	359 277	0
Renewal of Mr. Guillaume Cerutti as Director.	24 276 671	376 031	0
Renewal of Mr. Francis JT Fildes as Director.	24 289 771	362 931	0
Renewal of Ambassador. Craig Stapleton as Director.	24 278 789	373 913	0
Renewal of Mr. Elie Vannier as Director.	24 280 285	372 417	0
Renewal of Mr. Stephen H. Willard as Director.	24 090 684	562 018	0
Appointment of Michael S. Anderson as Director	24 543 254	109 448	0
Determination of the annual amount of Directors’ attendance fees.	23 975 018	677 684	0
Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code	19 967 372	4 685 330	0
Authorization to be granted to the Board of Directors to allocate one million (1,000,000) stock options and taking note of the resulting capital increases.	20 124 459	4 528 243	0
Authorization to be granted to the Board of Directors to allocate two hundred thousand (200,000) shares at no cost (“free shares”) and taking note of the resulting capital increases.	20 131 620	4 521 082	0
Modification of terms and conditions for exercise of warrants issued in 2009.	20 156 905	4 495 796	0
Modification of terms and conditions for exercise of warrants issued in 2010.	20 156 906	4 495 795	0
Modification of terms and conditions for exercise of warrants issued in 2011.	20 158 505	4 494 197	0
Issuance of a total of two million two hundred thousand (2,200,000) stock warrants (“bons souscriptions d’actions” or “BSAs”) to Éclat Holdings, LLC; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.	23 950 814	701 888	0
Issuance of a total of one million one hundred thousand (1,100,000) stock warrants (“bons souscriptions d’actions” or “BSAs”) to Éclat Holdings, LLC; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.	23 945 414	707 288	0
Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.3332-18 et seq. of the Labour Code.	7 485 020	17 167 682	0
Powers for formalities.	24 128 304	524 398	0

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FLAMEL TECHNOLOGIES S.A.

Item 9. Exhibits

Exhibit
Number	Description

4.6	First Amendment to Registration Rights Agreement

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FLAMEL TECHNOLOGIES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: September 13, 2012	/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer

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EXHIBIT INDEX

Exhibit
Number	Description

4.6	First Amendment to Registration Rights Agreement